1250 N.E. Loop 410, Suite 1000 San Antonio, Texas 78209 210-828-7689 www.pioneerdrlg.com
January 6, 2009
Mr. Don Delaney
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Pioneer Drilling Company
Form 10-KT for the fiscal year Ended December 31, 2007
Filed March 7, 2008

Definitive Proxy Statement on Schedule 14A
Filed April 11, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 6, 2008
File No. 1-32693
Dear Mr. Delaney:
We are in receipt of your letter dated December 23, 2008, containing comments related to your review of the above referenced filings. In such letter, you requested that we respond to comments by January 8, 2009 or advise when a response would be provided.
As discussed with the staff of the Commission, given the holiday schedule and the need to coordinate with our board committees, we respectfully request an extension of time to respond. We expect to provide our response on or before January 16, 2009.
Thank you for your consideration of this request. Please call me at (210) 828-7689 with any concerns you may have regarding the Company’s proposed timetable for responding to the comment letter.
Sincerely,
/s/ Wm. Stacy Locke
Wm. Stacy Locke
President and Chief Executive Officer